Levels Health Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of June 25, 2019 (Inception) through December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Levels Health Inc.

Table of Contents

TaxDrop

Independent Auditor's Report

December 22, 2021
To: Board of Directors of Levels Health Inc.
Attn: Zac Henderson, Head of Legal
Re: 2020 and 2019 Financial Statement Audit – Levels Health Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Levels Health Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Levels Health Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Levels Health Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Levels Health Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Levels Health Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Levels Health Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
December 22, 2021

LEVELS HEALTH INC.
BALANCE SHEET
Years Ended December 31, 2020 and December 31, 2019
(Audited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	10,678,066	622,174
Total Current Assets	**10,678,066**	**622,174**
Other Assets		
Inventory	12,202	0
Prepaids	77,460	15,443
Security Deposit	$ 7,550	$ 7,550
Total Other Assets	**97,212**	**22,993**
Total Assets	**10,775,278**	**645,167**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Credit Cards	45,125	9,658
Accounts Payable	930,256	40,964
Payroll/reimbursement/tax liabilities	16,343	5,803
Deferred Revenue	158,561	0
Total Current Liabilities	**1,150,286**	**56,425**
Total Liabilities	**1,150,286**	**56,425**
Stockholders' equity		
Common Stock, $0.00001 par value; 23,212,000 authorized; As of December 31, 2020 and 2019 9,665,175 and 8,050,000 issued and outstanding, respectively	97	81
Stock Receivable	(11)	(11)
Additional Paid in Capital - Common Stock	44,596	0
Preferred Stock $0.00001 par value; 9,103,449 authorized; As of December 31, 2020 and 2019 9,103,449 and 0 issued and outstanding, respectively	91	0
Additional Paid in Capital - Preferred Stock	11,998,377	0
Treasury Stock	(600)	0
SAFE Notes	392,833	1,209,990
SAFE Receivable	(135,000)	(25,000)
Retained Earnings	(2,675,391)	(596,317)
Total Stockholders' Equity	**9,624,992**	**588,743**
Total Liabilities and Stockholders' Equity	**$ 10,775,277**	**$ 645,167**

The accompanying notes are an integral part of these financial statements.

LEVELS HEALTH INC.
INCOME STATEMENT
Years Ended December 31, 2020 and December 31, 2019
(Audited)

	2020	2019
Revenues	1,490,969	43,776
Cost of revenues	988,937	23,155
Net Profit	**502,031**	**20,621**
Operating Expenses		
General and administrative	982,022	152,234
Payroll	926,601	159,642
Professional Services	223,604	228,447
R&D	75,664	19,421
Advertising and Marketing	350,176	58,394
Total Operating Expenses	**2,558,067**	**618,139**
Other Income		
Other income/expense	23,039	(1,200)
Total Operating Expenses	**23,039**	**(1,200)**
Net Income (Loss)	**(2,079,074)**	**(596,317)**

LEVELS HEALTH INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2020 and 2019
(Audited)

	Common Stock		Stock Receivable	Additional Paid in Capital - Common Stock	Preferred Stock		Additional Paid in Capital - Preferred Stock	SAFE Notes	SAFEs Receivable	Treasury Stock	Retained Earnings	Total Stockholders' Deficit
	Shares	Value ($0.00001 par)			Shares	Value ($0.00001 par)						
Balance as of June 25, 2019 (Inception)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	-
Issuance of Common Stocks	8,050,000	81	(11)	-	-	-	-	-	-	-	-	70
Issuance of SAFE Notes	-	-	-	-	-	-	-	1,209,990	(25,000)	-	-	1,184,990
Net loss	-	-	-	-	-	-	-	-	-	-	(596,317)	(596,317)
Balance as of December 31, 2019	**8,050,000**	**81**	**(11)**	**-**	**-**	**-**	**-**	**1,209,990**	**(25,000)**	**-**	**(596,317)**	**588,743**
Issuance of Common Stocks	1,615,175	16	-	44,596	-	-	-	-	-	-	-	44,612
Issuance of Preferred Stocks	-	-	-	-	4,669,997	47	7,918,264	-	-	-	-	7,918,311
Issuance of SAFE Notes	-	-	-	-	-	-	-	3,263,000	(110,000)	-	-	3,153,000
Conversion of SAFE Notes	-	-	-	-	4,433,452	44	4,080,113	(4,080,157)	-	-	-	-
Repurchase of Stock	-	-	-	-	-	-	-	-	-	(600)	-	(600)
Net loss	-	-	-	-	-	-	-	-	-	-	(2,079,074)	(2,079,074)
Balance as of December 31, 2020	**9,665,175**	**97**	**(11)**	**44,596**	**9,103,449**	**91**	**11,998,377**	**392,833**	**(135,000)**	**(600)**	**(2,675,391)**	**9,624,992**

The accompanying notes are an integral part of these financial statements.

LEVELS HEALTH INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Audited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	**$ (2,079,074)**	**$ (596,317)**
Changes in operating assets and liabilities:		
(Increase) Decrease in inventory	(12,202)	-
(Increase) Decrease in prepaids	(62,017)	(15,443)
(Increase) Decrease in security deposit	-	(7,550)
Increase (Decrease) in credit cards	35,467	9,658
Increase (Decrease) in accounts payable	889,293	40,964
Increase (Decrease) in Payroll/reimbursement/tax liabilities	10,540	5,803
Increase (Decrease) in deferred revenue	158,561	-
Net cash provided by (used in) operating activities	**(1,059,432)**	**(562,886)**
Cash Flows from Investing Activities		
Net cash used in investing activities	**-**	**-**
Cash Flows from Financing Activities		
Issuance of Common Stock	44,612	70
Issuance of Preferred Stock	7,918,311	-
Purchase of Treasury Stock	(600)	-
Issuance of SAFE convertible securities	3,153,000	1,184,990
Net cash used in financing activities	**11,115,323**	**1,185,060**
Net change in cash and cash equivalents	**10,055,891**	**622,174**
Cash and cash equivalents at beginning of period	622,174	-
Cash and cash equivalents at end of period	**$ 10,678,066**	**$ 622,174**

The accompanying notes are an integral part of these financial statements.

LEVELS HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Levels Health, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on June 25, 2019. The Company is a direct-to-consumer brand, which offers a subscription to continuous glucose monitor for $199/month which includes a telemedicine consultation, pharmacy fulfillment & shipping of the sensors, and access to the Levels app. The Company's headquarters are in New York City, New York and began operations in 2019.

Since Inception, the Company has relied on the issuance of SAFE notes and issuance of stock to fund its operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $10,678,066 and $622,174 of cash on hand, respectively.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and December 31, 2019

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues through its subscription to a Continuous Glucose Monitor, which includes a telemedicine consultation, pharmacy fulfillment & shipping of the sensors, and access to the Levels app. The Company's payments are generally collected upfront. The Company has deferred revenue totaling $158,561 and $0 on December 31, 2020 and 2019, respectively, for orders paid for by customers but not yet fulfilled. For years ending December 31, 2020 and 2019 the Company recognized $1,490,969 and $43,776 in net revenue after discounts and refunds.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising and Marketing

The Company expenses advertising costs as they are incurred. Such costs approximated $350,176 and $58,394, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)

provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2020 and 2019 inventories consist of the custom packaging materials, and the balances for each year are the following:

	2020	2019
Inventory Asset	12,202	0
Total Inventory	$ 12,202	$ 0

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – EQUITY

Common Stock

The Company authorized 23,212,000 shares of common stock at $0.00001 par value. In 2019, the Company issued 8,050,000 shares of Common Stock at par value. In 2020, the Company issued an additional 1,615,175 shares of common stock. Of that amount 500,000 were issued at par value. The remaining 1,115,175 were priced at $0.04 per share and issued in exchange for services. As of December 31, 2020 and 2019, the Company had 9,655,175 and 8,050,000 shares of common stock issued and outstanding

Preferred Stock

The Company has authorized 9,103,449 shares of Preferred stock, $0.00001 per share. In the event of a distribution, the distribution is made first to the members holding Preferred shares, then to members holding any shares. In 2020, the Company issued 4,669,997 shares of Series Seed-1 Preferred Shares for $7,918,311 as part of equity financing. In connection with the SAFE financing in 2020, certain Simple Agreements for Future Equity (SAFEs) issued by the Company to various qualified investors converted into Preferred Stock. SAFEs totaling $4,080,157 had been shifted to the additional paid in capital – Preferred stock account. As of December 31, 2020 and 2019, the Company had 9,103,449 and 0 Preferred shares issued and outstanding, respectively

Additional Paid-In Capital – SAFEs

In 2019, the Company issued Simple Agreements of Future Equity ("SAFEs") totaling $1,209,990. The SAFEs were automatically convertible into preferred shares on the completion of an equity financing event (see above for 2020 conversion). The conversion price is the lesser of 80% of the price per share of preferred shares received by the Company in a Qualified financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the sum of all company interest issued and outstanding assuming exercise or conversion of all outstanding profits interest, vested increased in connection with the Qualified Financing. The SAFEs were converted in October 2020 into the shares listed in the above section.

In 2020, the Company issued one group of Simple Agreements of Future Equity ("SAFEs") totaling $508,000 with terms outlined below. The SAFEs were automatically convertible into preferred shares on the completion of an equity financing event. The conversion price is the lesser of 80% of the price per share of preferred shares received by the Company in a Qualified financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the sum of all company interest issued and outstanding assuming exercise or conversion of

all outstanding profits interest, vested increased in connection with the Qualified Financing. The SAFEs were converted in October 2020 into the shares listed in the above section.

Also in 2020, the company issued Simple Agreements of Future Equity ("SAFEs") totaling $2,755,000 with different terms outlined below. The SAFEs were automatically convertible into preferred shares on the completion of an equity financing event. The conversion is the price per share equal to the quotient of a pre-money valuation ranging from $12,000,000 to 50,000,000 divided by the sum of all company interest issued and outstanding assuming exercise or conversion of all outstanding profits interest, vested increased in connection with the Qualified Financing. All but $390,000 of SAFEs were converted in October 2020 into the shares listed in the above section.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Cost of Goods Sold and Risks and Uncertainties

The Company is dependent on one third-party equipment manufacturer for all of its supply of glucose monitoring equipment. In 2019 and 2020, products purchased from the Company's only supplier accounted for 100% of the product purchases in both years. The Company is dependent on the ability of its supplier to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal supplier could have a material adverse effect on the Company. The Company believes that its relationship with its supplier is satisfactory. As of both December 31, 2020 and 2019, the Company did not have to pay its accrued expenses with the supplier and subsequently, in January 2021, remitted all payment covering product supply for both years.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Issuance of Common Stock

In 2021, the Company has issued an additional 8,050,000 shares of Common Stock at $0.04 per share.

Issuance of SAFEs

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $686,000 with the following terms. The SAFEs are automatically convertible into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price on the completion of a transaction in which the Company raises

capital by issuing equity securities ("Equity Financing"). The conversion price the price per share equal to the quotient of $50,000,000 individual SAFEs varying, divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

Additionally, the Company issued Simple Agreements of Future Equity ("SAFEs") totaling $1,001,119 with different terms outlined below. The SAFEs were automatically convertible into preferred shares on the completion of an equity financing event. The conversion price is the lesser of 80% of the price per share of preferred shares received by the Company in a Qualified financing or the price per share equal to the quotient of a pre-money valuation of $200,000,000 divided by the sum of all company interest issued and outstanding assuming exercise or conversion of all outstanding profits interest, vested increased in connection with the Qualified Financing.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Preferred Stock. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Portal LLC. The intermediary will be entitled to receive a 4.5% commission fee in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.